EXHIBIT 99.1

YANDEX N.V.

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UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles (“RUB”) and U.S. dollars (“$”), except share and per share data)

d

		As of
	Notes	December 31, 2022*	March 31, 2023	March 31, 2023
		RUB	RUB	$
ASSETS
Cash and cash equivalents	3	83,131	119,398	1,548.9
Term deposits		154	—	—
Trade accounts receivable, less allowance for doubtful accounts of RUB 4,169 and RUB 4,745, respectively	3	58,014	60,302	782.3
Sales financing receivable		5,738	4,359	56.5
Prepaid expenses		16,968	17,565	227.9
Inventory		28,220	27,907	362.0
Funds receivable		8,290	5,962	77.3
VAT reclaimable		22,602	21,917	284.3
Other current assets	3	16,817	17,991	233.4
Total current assets		239,934	275,401	3,572.6
Property and equipment	5	127,706	133,643	1,733.7
Operating lease right-of-use assets	6	28,646	28,666	371.9
Intangible assets	7	31,766	30,678	398.0
Content assets	9	16,844	17,516	227.2
Goodwill	7	143,778	143,845	1,866.0
Long-term prepaid expenses		3,998	4,088	53.0
Equity method investments		2,118	2,349	30.5
Investments in non-marketable equity securities		6,746	7,402	96.0
Deferred tax assets		3,904	5,966	77.4
Other non-current assets	3	11,279	13,584	176.2
Total non-current assets		376,785	387,737	5,029.9
TOTAL ASSETS		616,719	663,138	8,602.5
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	3	122,816	137,569	1,784.6
Debt, current portion	11	21,306	41,681	540.7
Income and non-income taxes payable	3	28,137	28,615	371.2
Deferred revenue		15,585	16,372	212.4
Total current liabilities		187,844	224,237	2,908.9
Debt, non-current portion	11	29,885	29,883	387.7
Deferred tax liabilities		5,473	6,016	78.0
Operating lease liabilities	6	17,609	16,821	218.2
Finance lease liabilities	6	21,185	24,066	312.2
Other accrued liabilities		16,545	18,587	241.1
Total non-current liabilities		90,697	95,373	1,237.2
Total liabilities		278,541	319,610	4,146.1
Commitments and contingencies	9,10
Shareholders’ equity:
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 326,342,270, Class B: 35,698,674, and Class C: 10,000 and nil, respectively); shares outstanding (Class A: 325,783,607, Class B: 35,698,674 and Class C: nil)		282	282	3.7
Treasury shares at cost (Class A: 558,663)		(1,393)	(1,393)	(18.1)
Additional paid-in capital		119,464	120,171	1,558.9
Accumulated other comprehensive income		24,258	23,107	299.8
Retained earnings		173,697	177,977	2,308.8
Total equity attributable to Yandex N.V.		316,308	320,144	4,153.1
Noncontrolling interests		21,870	23,384	303.3
Total shareholders’ equity		338,178	343,528	4,456.4
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		616,719	663,138	8,602.5

* Derived from audited consolidated financial statements

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Three months ended March 31,
	Notes	2022	2023	2023
		RUB	RUB	$
Revenues	3	106,010	163,275	2,118.1
Operating costs and expenses:
Cost of revenues(1)		51,011	77,539	1,005.9
Product development(1)		19,161	22,304	289.3
Sales, general and administrative(1)		40,805	53,175	689.8
Depreciation and amortization		7,467	8,287	107.5
Total operating costs and expenses		118,444	161,305	2,092.5
Income/(loss) from operations		(12,434)	1,970	25.6
Interest income		1,362	1,215	15.8
Interest expense		(620)	(1,173)	(15.2)
Loss from equity method investments		(365)	(132)	(1.7)
Other income, net	3	1,538	5,857	75.9
Net income/(loss) before income taxes		(10,519)	7,737	100.4
Income tax expense	8	2,518	1,952	25.4
Net income/(loss)		(13,037)	5,785	75.0
Net income attributable to noncontrolling interests		(1,386)	(1,503)	(19.5)
Net income/(loss) attributable to Yandex N.V.		(14,423)	4,282	55.5
Net income/(loss) per Class A and Class B share:
Basic	2	(39.56)	11.55	0.15
Diluted	2	(39.56)	11.50	0.15
Weighted average number of Class A and Class B shares used in per share computation
Basic	2	364,570,692	370,855,749	370,855,749
Diluted	2	364,570,692	372,239,857	372,239,857

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	151	164	2.1
Product development	3,540	3,281	42.6
Sales, general and administrative	2,574	2,355	30.5

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In millions of Russian rubles and U.S. dollars)

	Three months ended March 31,
	2022	2023	2023
	RUB	RUB	$
Net income/(loss)	(13,037)	5,785	75.0
Foreign currency translation, net of tax of nil	(5,809)	(1,140)	(14.7)
Total comprehensive income/(loss)	(18,846)	4,645	60.3
Total comprehensive income attributable to noncontrolling interests	(1,357)	(1,514)	(19.7)
Total comprehensive income/(loss) attributable to Yandex N.V.	(20,203)	3,131	40.6

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Three months ended March 31,
	Notes	2022	2023	2023
		RUB	RUB	$
CASH FLOWS PROVIDED BY/(USED IN) OPERATING ACTIVITIES:
Net income/(loss)		(13,037)	5,785	75.0
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation of property and equipment	5	5,791	6,181	80.2
Amortization of intangible assets	7	1,676	2,106	27.3
Amortization of content assets	9	2,302	2,380	30.9
Operating lease right-of-use assets amortization and the lease liability accretion	6	4,226	3,300	42.8
Share-based compensation expense (excluding cash settled awards of nil and	12	6,265	707	9.2
RUB 5,093, respectively)
Deferred income tax benefit		(38)	(855)	(11.1)
Foreign exchange gains	3	(1,672)	(5,924)	(76.8)
Loss from equity method investments		365	132	1.7
Impairment of long-lived assets		904	—	—
Provision for expected credit losses		637	1,731	22.5
Other		294	(293)	(3.8)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable		4,257	(2,579)	(33.5)
Prepaid expenses		(681)	(965)	(12.5)
Inventory		(3,664)	569	7.4
Accounts payable, accrued and other liabilities and non-income taxes payable	3	(10,462)	8,978	116.5
Deferred revenue		(216)	663	8.6
Other assets		(711)	(519)	(6.8)
VAT reclaimable		(122)	1,027	13.3
Funds receivable		2,948	2,472	32.1
Sales financing receivable		(100)	433	5.6
Content assets	9	(3,182)	(3,016)	(39.1)
Content liabilities		171	206	2.7
Net cash provided by/(used in) operating activities		(4,049)	22,519	292.2
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(17,983)	(6,748)	(87.5)
Purchase of assets to be leased		—	(2,806)	(36.5)
Proceeds from sale of marketable equity securities		5,859	—	—
Investments in non-marketable equity securities		(251)	(171)	(2.2)
Acquisitions of businesses, net of cash acquired		(820)	—	—
Investments in term deposits		(2,000)	(6)	(0.1)
Maturities of term deposits		23,769	160	2.1
Loans granted		(12)	(369)	(4.8)
Proceeds from repayments of loans		439	722	9.4
Other investing activities		113	120	1.6
Net cash provided by/(used in) investing activities		9,114	(9,098)	(118.0)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In millions of Russian rubles and U.S. dollars)

		Three months ended March 31,
	Notes	2022	2023	2023
		RUB	RUB	$
CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from issuance of debt	11	335	20,671	268.1
Repayment of debt		—	(335)	(4.3)
Payment for finance leases		(347)	(689)	(8.9)
Repayments of overdraft borrowings		(2,940)	—	—
Other financing activities		(580)	(77)	(1.0)
Net cash provided by/(used in) financing activities		(3,532)	19,570	253.9
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents		5,381	2,707	35
Net change in cash and cash equivalents, and restricted cash and cash equivalents		6,914	35,698	463.1
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		79,398	84,440	1,095.4
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		86,312	120,138	1,558.5

RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period		79,274	83,131	1,078.4
Restricted cash and cash equivalents, beginning of period		124	1,309	17.0
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		79,398	84,440	1,095.4
Cash and cash equivalents, end of period		86,047	119,398	1,548.9
Restricted cash and cash equivalents, end of period		265	740	9.6
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		86,312	120,138	1,558.5

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes		2,785	6,466	83.9
Cash paid for acquisitions		1,031	—	—
Convertible notes coupon paid		439	—	—
Interest paid for finance leases		278	579	7.5
Interest paid on loans		2	588	7.6
Operating cash flows from operating leases		3,043	3,496	45.4
Non-cash operating activities:
Increase of right-of-use assets due to new operating lease and lease modification		2,237	2,607	33.8
Non-cash investing activities:
Acquired property and equipment and intangible assets not yet paid for		3,422	4,001	51.9
Non-cash financing activities:
Increase of right-of-use assets due to new finance lease and lease modification		1,320	4,143	53.7

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Table of Contents

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended March 31, 2022
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of December 31, 2021	1	—	358,703,352	281	(2,728)	112,942	16,193	131,488	13,880	272,056	869
Effect of adoption of ASU 2020-06	—	—	—	—	—	(8,573)	—	2,511	—	(6,062)	—
Adjusted balance as of January 1, 2022	1	—	358,703,352	281	(2,728)	104,369	16,193	133,999	13,880	265,994	869
Share-based compensation expense	—	—	—	—	—	2,617	—	—	—	2,617	—
Exercise of share options	—	—	237,138	—	—	—	—	—	—	—	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(25)	—	—	—	(25)	—
Reissue of shares for options exercised	—	—	—	—	1,335	(1,335)	—	—	—	—	—
Repurchase of share options	—	—	—	—	—	53	—	(93)	—	(40)	(430)
Foreign currency translation adjustment	—	—	—	—	—	—	(5,780)	—	(29)	(5,809)	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	4	—	4	(4)
Net income / (loss)	—	—	—	—	—	—	—	(14,423)	1,386	(13,037)	—
Other	—	—	—	—	—	(79)	—	(1)	80	—	—
Balance as of March 31, 2022	1	—	358,940,490	281	(1,393)	105,600	10,413	119,486	15,317	249,704	435

	Three months ended March 31, 2023
	Priority Share		Ordinary Shares				Accumulated
	Issued and		Issued and		Treasury	Additional	Other		Non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of December 31, 2022	1	—	361,482,281	282	(1,393)	119,464	24,258	173,697	21,870	338,178
Share-based compensation expense	—	—	—	—	—	707	—	—	—	707
Foreign currency translation adjustment	—	—	—	—	—	—	(1,151)	—	11	(1,140)
Net income	—	—	—	—	—	—	—	4,282	1,503	5,785
Other	—	—	—	—	—	—	—	(2)	—	(2)
Balance as of March 31, 2023	1	—	361,482,281	282	(1,393)	120,171	23,107	177,977	23,384	343,528
Balance as of March 31, 2023, $		—		3.7	(18.1)	1,558.9	299.8	2,308.8	303.3	4,456.4

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

Table of Contents

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Yandex N.V., the parent company (the “Company”), together with its consolidated subsidiaries (collectively “Yandex” or the “Group”), is a technology company that builds intelligent products and services powered by machine learning and other technologies. Yandex is one of Europe's largest internet businesses and the leading search and ride-hailing provider in Russia.

Yandex N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of a number of subsidiaries globally.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. As such, the information included in these unaudited condensed consolidated financial statements for the three months ended March 31, 2023 should be read in conjunction with the consolidated financial statements and the notes thereto included in the Annual Report on Form 20-F for the year ended December 31, 2022.

In the opinion of the Group, the accompanying unaudited condensed financial statements contain all adjustments, which are of a normal recurring nature, necessary for a fair statement of its financial position as of
March 31, 2023, and its results of operations, comprehensive income/(loss), cash flows and change in equity for the periods presented. The condensed consolidated balance sheet as of December 31, 2022, was derived from the consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2022.

There have been no material changes in the Group’s significant accounting policies and estimates as compared to those described in the Group’s Annual Report on Form 20-F for the year ended December 31, 2022.

The results for the three months ended March 31, 2023 are not necessarily indicative of the operating results expected for the year ending December 31, 2023 or any other future period. The potential risks and uncertainties that could cause actual results to differ from the operating results expected include, among others, geopolitical and macroeconomic developments affecting the Russian economy or the Group’s business, operations or governance; changes in the political, legal and/or regulatory environment; competitive pressures; changes in advertising patterns; changes in user preferences; technological developments; and the Group’s need to expend capital to accommodate the growth of the business in addition to other risks and uncertainties included under “Risk Factors” in the Group’s Annual Report on Form 20-F for the year ended December 31, 2022.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses for the reporting period. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Convenience Translation

Translations of amounts from RUB into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUB 77.0863 to $1.00, the exchange rate as of March 31, 2023 (except as otherwise stated). No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate.

Recently Adopted Accounting Pronouncements

In September 2022, the FASB issued ASU No. 2022-04, “Liabilities - Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations”, which requires entities that use supplier finance programs in connection with the purchase of goods and services to disclose key terms of the programs. The standard

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

does not affect the recognition, measurement or financial statement presentation of supplier finance program obligations. The amendments in this ASU are effective for reporting periods beginning after December 15, 2022, except for the amendment on rollforward information, which is effective for periods beginning after December 15, 2023. The Group adopted the standard effective on January 1, 2023, without significant impact on the unaudited condensed consolidated financial statements.

2.	NET INCOME/(LOSS) PER SHARE

Basic net income/(loss) per Class A and Class B ordinary share for the three months ended March 31, 2022 and 2023 is computed on the basis of the weighted average number of ordinary shares outstanding using the two-class method. Basic net income/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the period and including vested restricted share units and shares that will be delivered as part of the restructuring of the convertible debt in June 2022. Diluted net income/(loss) per ordinary share is computed using the dilutive effect of share-based awards calculated using the “treasury stock” method.

The computation of the diluted net income/(loss) per Class A share assumes the conversion of Class B shares, while the diluted net income/(loss) per Class B share does not assume the conversion of those shares. The net income/(loss) per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of share-based awards excluded from the diluted net income/(loss) per ordinary share computation, because their effect was anti-dilutive for the three months ended March 31, 2022 and 2023, was 18,287,953 and 7,723,032, respectively.

In June 2022, the Group completed the repurchase of 93.2% in aggregate principal amount of the Group’s 0.75% convertible notes due to March 3, 2025 (the “Notes”) and accounted for the modification of all the Notes. The Group has to date purchased more than 99% in aggregate principal amount of the Notes originally issued. Prior to the modification, the convertible debt is included in the calculation of diluted net income per share under the if-converted method.

The components of basic and diluted net income/(loss) per share were as follows:

	Three Months ended March 31,
	2022		2023
	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	$	RUB	$
Net (loss)/income, allocated for basic	(13,011)	(1,412)	3,870	50.2	412	5.3
Reallocation of net (loss)/income as a result of conversion of Class B to Class A shares	(1,412)	—	412	5.3	—	—
Reallocation of net income to Class B shares	—	—	—	—	(1)	—
Net (loss)/income, allocated for diluted	(14,423)	(1,412)	4,282	55.5	411	5.3
Weighted average ordinary shares used in per share computation— basic	328,872,018	35,698,674	335,157,075	335,157,075	35,698,674	35,698,674
Effect of:
Conversion of Class B to Class A shares	35,698,674	—	35,698,674	35,698,674	—	—
Share-Based Awards	—	—	1,384,108	1,384,108	—	—
Weighted average ordinary shares used in per share computation—diluted	364,570,692	35,698,674	372,239,857	372,239,857	35,698,674	35,698,674
Net (loss)/income per share attributable to ordinary shareholders:
Basic	(39.56)	(39.56)	11.55	0.15	11.55	0.15
Diluted	(39.56)	(39.56)	11.50	0.15	11.50	0.15

3.	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2022 and March 31, 2023 consisted of the following:

	December 31, 2022	March 31, 2023	March 31, 2023
	RUB	RUB	$
Cash	48,682	59,646	773.8
Cash equivalents:
Bank deposits	34,346	59,693	774.4
Other cash equivalents	103	59	0.7
Total cash and cash equivalents	83,131	119,398	1,548.9

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Current expected credit losses for cash, cash equivalents, term deposits, funds receivable and other financial assets were immaterial for the three months ended March 31, 2022 and 2023. All of the Group’s cash is held at financial institutions that management believes to be of high credit quality.

Allowance for current expected credit losses on trade receivables

Movements in the allowance for current expected credit losses on trade receivables for the three months ended March 31, 2022 and 2023 were as follows:

	Three months ended March 31,
	2022	2023	2023
	RUB	RUB	$
Balance at the beginning of period	2,716	4,169	54.1
Current period allowance for expected credit losses	610	560	7.3
Write-off	(29)	(34)	(0.4)
Foreign exchange difference	47	50	0.6
Balance at the end of period	3,344	4,745	61.6

The Group’s past due receivables exceeding one year were in the amount of RUB 2,595 ($33.7) as of March 31, 2023.

Other Current Assets

Other current assets as of December 31, 2022 and March 31, 2023 consisted of the following:

	December 31, 2022	March 31, 2023	March 31, 2023
	RUB	RUB	$
Prepaid income tax	3,328	5,983	77.6
Other receivables	7,588	4,898	63.5
Loans granted	2,322	1,976	25.6
Contract assets	1,456	1,582	20.5
Investments in debt securities	305	1,407	18.2
Net investment in lease	455	1,158	15.0
Restricted cash	643	230	3.0
Prepaid other taxes	114	93	1.2
Interest receivable	77	76	1.1
Other	529	588	7.7
Total other current assets	16,817	17,991	233.4

Other Non-current Assets

Other non-current assets as of December 31, 2022 and March 31, 2023 consisted of the following:

	December 31, 2022	March 31, 2023	March 31, 2023
	RUB	RUB	$
Loans granted	6,523	6,727	87.3
Net investment in lease	979	2,970	38.5
Contract assets	1,292	1,294	16.8
Indemnification assets	1,031	1,128	14.6
VAT reclaimable	603	557	7.2
Restricted cash	666	510	6.6
Bank deposits and loans to customers	133	345	4.5
Other receivables	52	53	0.7
Total other non-current assets	11,279	13,584	176.2

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Accounts Payable, Accrued and Other Liabilities

Accounts payable, accrued and other liabilities as of December 31, 2022 and March 31, 2023 comprised the following:

	December 31, 2022	March 31, 2023	March 31, 2023
	RUB	RUB	$
Trade accounts payable and accrued liabilities	72,635	71,276	924.7
Liabilities under the reverse factoring program	20,702	23,585	306.0
Salary and other compensation expenses payable/accrued to employees	11,424	21,972	285.0
Operating lease liabilities, current (Note 6)	10,963	11,648	151.1
Content liabilities	3,353	3,838	49.8
Finance lease liability, current (Note 6)	2,788	3,357	43.6
Bank deposits and liabilities	578	1,556	20.1
Accounts payable for acquisition of businesses	373	337	4.3
Total accounts payable, accrued and other liabilities	122,816	137,569	1,784.6

The Group established a reverse factoring program with certain banks whereby a bank acts as the Group’s paying agent and pays the Group’s marketplace sellers on the date the payables are due. There are no assets pledged or other forms of guarantees provided as security under the program. Liabilities accrued under reverse factoring programs are included in the accounts payable, accrued and other liabilities line in the unaudited condensed consolidated balance sheets, because the program does not significantly extend payment terms beyond the normal terms agreed with other of the Group’s marketplace sellers that are not participating. The Group’s payments made under the program are reflected in cash flow from operating activities in the unaudited condensed consolidated statements of cash flows.

Other Income, Net

Other income, net includes foreign exchange gains in the amount of RUB 1,672 and RUB 5,924 ($76.8) for the three months ended March 31, 2022 and 2023, respectively.

Income and Non-income Taxes Payable

Income and non-income taxes payable in the unaudited condensed consolidated balance sheets include income taxes payable in the amount of RUB 2,511 and RUB 1,529 ($19.8) as of December 31, 2022 and March 31, 2023, respectively.

Revenues

Revenues in the unaudited condensed consolidated statements of operations includes revenues related to sales of goods in the amount of RUB 18,914 and RUB 33,054 ($428.8) for the three months ended March 31, 2022 and 2023, respectively.

4.	FAIR VALUE MEASUREMENTS

The fair value of assets and liabilities as of December 31, 2022 and March 31, 2023, including those measured at fair value on a recurring basis and excluding those which fair value approximates carrying value, consisted of the following:

	As of December 31, 2022				As of March 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB	$
Assets:
Loans granted (Note 3)	—	9,067	—	9,067	—	8,669	—	8,669	112.5
	—	9,067	—	9,067	—	8,669	—	8,669	112.5
Liabilities:
Loans (Note 11)	—	—	46,134	46,134	—	—	67,723	67,723	878.5
	—	—	46,134	46,134	—	—	67,723	67,723	878.5

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

The carrying amount and the fair value of loans received and loans granted as of December 31, 2022 and March 31, 2023 were as follows:

	December 31, 2022		March 31, 2023
	Carrying amount	Fair value	Carrying amount		Fair value
	RUB	RUB	RUB	$	RUB	$
Assets:
Loans granted (Note 3)	8,845	9,067	8,703	112.9	8,669	112.5
	8,845	9,067	8,703	112.9	8,669	112.5
Liabilities:
Loans (Note 11)	50,669	46,134	70,992	921.0	67,723	878.5
	50,669	46,134	70,992	921.0	67,723	878.5

There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy for the three months ended March 31, 2022 and 2023.

5.	PROPERTY AND EQUIPMENT

Property and equipment, net of accumulated depreciation, as of December 31, 2022 and March 31, 2023 consisted of the following:

	December 31, 2022	March 31, 2023	March 31, 2023
	RUB	RUB	$
Servers and network equipment	98,446	106,754	1,384.8
Finance lease right-of-use assets	26,674	30,788	399.4
Land, land rights and buildings	19,096	19,849	257.5
Infrastructure systems	19,120	20,465	265.5
Office furniture and equipment	11,923	12,668	164.3
Other equipment	10,063	10,561	137.0
Leasehold improvements	4,507	4,554	59.1
Assets not yet in use	42,170	40,422	524.4
Total	231,999	246,061	3,192.0
Less: accumulated depreciation	(104,293)	(112,418)	(1,458.3)
Total property and equipment	127,706	133,643	1,733.7

Assets not yet in use primarily represent building construction, server and network equipment, infrastructure systems, other equipment and assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation. Leasehold improvements included in assets not yet in use amounted to RUB 364 and RUB 380 ($4.9) as of December 31, 2022 and March 31, 2023, respectively.

Depreciation expenses related to property and equipment for the three months ended March 31, 2022 and 2023 amounted to RUB 5,791 and RUB 6,181 ($80.2), respectively.

6.	LEASES

The Group has operating leases for corporate offices, warehouses, sorting centers, cars and parking spots. The Group’s leases have remaining lease terms of 1 to 9 years, some of which include options to terminate the leases within 1 year.

The Group has finance leases for warehouses, call centers, sorting centers and cars. The Group’s leases have remaining lease terms of 1 to 19 years, some of which include options to terminate the leases within 1 year.

The components of lease expense comprise of the operating lease cost, which is disclosed in the unaudited condensed consolidated statements of cash flows, and the following costs:

	Three months ended March 31,
	2022	2023	2023
	RUB	RUB	$
Total variable lease cost	337	79	1.0
Finance lease cost:
Amortization of right-of-use assets	415	669	8.7
Interest on lease liabilities	332	585	7.6
Total finance lease cost	747	1,254	16.3

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Variable lease payments mainly related to car leases for the carsharing business and represent mileage-based payments.

Supplemental balance sheet information related to leases was as follows:

	December 31, 2022	March 31, 2023	March 31, 2023
	RUB	RUB	$
Operating leases
Operating lease right-of-use assets	28,646	28,666	371.9
Operating lease liabilities, current (Note 3)	10,963	11,648	151.1
Operating lease liabilities, non-current	17,609	16,821	218.2
Total operating lease liabilities	28,572	28,469	369.3

Finance lease liability, current (Note 3)	2,788	3,357	43.6
Finance lease liability, non-current	21,185	24,066	312.2
Total finance lease liabilities	23,973	27,423	355.8

Maturities of lease liabilities as of March 31, 2023 were as follows:

	Operating leases		Finance leases
	RUB	$	RUB	$
Remainder of 2023	10,119	131.3	4,286	55.6
2024	9,307	120.7	5,442	70.6
2025	5,037	65.3	7,577	98.3
2026	3,752	48.7	7,171	93.0
2027	2,046	26.5	3,551	46.1
Thereafter	2,583	33.5	10,065	130.6
Total lease payments	32,844	426.0	38,092	494.2
Less imputed interest	(4,375)	(56.7)	(10,669)	(138.4)
Total	28,469	369.3	27,423	355.8

Information about weighted-average remaining lease term and weighted-average discount rate is presented below:

	Weighted average remaining lease term, years		Weighted average discount rate, %
	December 31, 2022	March 31, 2023	December 31, 2022	March 31, 2023
Operating leases	3.6	3.6	7.4%	7.4%
Finance leases	6.8	6.2	8.6%	8.9%

The Group recognized sublease income of RUB 2,596 and RUB 1,977 ($25.6) for the three months ended March 31, 2022 and 2023, respectively, presented within the revenues line in the unaudited condensed consolidated statements of operations.

7.	GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the three months ended March 31, 2022 and 2023 were as follows:

	Search and Portal	E-commerce, Mobility and Delivery	Plus and Entertainment	Classifieds	Other Business Units and Initiatives	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	$

Balance as of December 31, 2021
Gross amount of goodwill	2,719	107,810	2,140	6,382	151	119,202
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)
	2,719	107,048	1,564	6,382	151	117,864

Acquisitions	—	1,101	—	—	—	1,101

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Balance as of March 31, 2022
Gross amount of goodwill	2,719	108,911	2,140	6,382	151	120,303
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)
	2,719	108,149	1,564	6,382	151	118,965

Acquisitions	—	25,038	—	—	—	25,038
Foreign currency translation adjustment	—	(225)	—	—	—	(225)

Balance as of December 31, 2022
Gross amount of goodwill	2,719	133,724	2,140	6,382	151	145,116
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)
	2,719	132,962	1,564	6,382	151	143,778

Foreign currency translation adjustment	—	67	—	—	—	67	0.9

Balance as of March 31, 2023
Gross amount of goodwill	2,719	133,791	2,140	6,382	151	145,183	1,883.4
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)	(17.4)
	2,719	133,029	1,564	6,382	151	143,845	1,866.0

Intangible assets, net of amortization, as of December 31, 2022 and March 31, 2023 consisted of the following intangible assets:

	As of December 31, 2022			As of March 31, 2023
	Gross	Less:	Net	Gross	Less:	Net	Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying	carrying
	amount	amortization	value	amount	amortization	value	value
	RUB	RUB	RUB	RUB	RUB	RUB	$
Acquisition-related intangible assets:
Trade names and domain names	13,430	(2,840)	10,590	13,448	(3,215)	10,233	132.7
Customer relationships	13,226	(3,834)	9,392	13,228	(4,205)	9,023	117.1
Content and software	8,387	(3,444)	4,943	8,403	(3,849)	4,554	59.1
Supplier relationships	215	(83)	132	215	(95)	120	1.6
Total acquisition-related intangible assets:	35,258	(10,201)	25,057	35,294	(11,364)	23,930	310.5
Other intangible assets:
Technologies and licenses	10,765	(5,799)	4,966	12,349	(6,418)	5,931	76.9
Assets not yet in use	1,743	—	1,743	817	—	817	10.6
Total other intangible assets:	12,508	(5,799)	6,709	13,166	(6,418)	6,748	87.5
Total intangible assets	47,766	(16,000)	31,766	48,460	(17,782)	30,678	398.0

The following table represents the amortization expense of intangible assets for the three months ended March 31, 2022 and 2023:

	Three months ended March 31,
	2022	2023	2023
	RUB	RUB	$
Acquisition-related intangible assets	853	1,142	14.8
Other intangible assets	823	964	12.5
Total amortization expense of intangible assets	1,676	2,106	27.3

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Expected amortization expense of intangible assets held as of March 31, 2023 was as follows:

	Acquired	Purchased	Total
	intangible	technologies	intangible
	assets	and licenses	assets
	RUB	RUB	RUB	$
Remainder of 2023	3,233	2,464	5,697	73.9
2024	4,176	1,895	6,071	78.8
2025	3,670	932	4,602	59.7
2026	2,788	504	3,292	42.7
2027	2,022	135	2,157	28.0
Thereafter	8,041	1	8,042	104.3
Total	23,930	5,931	29,861	387.4

8.	INCOME TAX

Income taxes are computed in accordance with Russian Federation, Dutch and other national tax laws.

Yandex N.V. is incorporated in the Netherlands, and its taxable profits are subject to income tax at the rate of 25.8% for the three months ended March 31, 2022 and 2023.

The Group’s tax provision for income taxes for interim periods is determined based on the tax rate effective during that period. The amount of expected income tax expense/(income) that would result from applying the Dutch statutory income tax rate to income/(loss) before income taxes reconciled to the reported amount of income tax expense for the three months ended March 31, 2022 and 2023 was as follows:

	Three months ended March 31,
	2022	2023	2023
	RUB	RUB	$
Expected expense/(income) at Dutch statutory income tax rate of 25.8%	(2,714)	1,996	25.9
Effect of:
Non-deductible share-based compensation	1,616	1,496	19.4
Accrual of unrecognized tax benefit	18	502	6.5
Other expenses not deductible for tax purposes	848	1,232	16.0
Change in valuation allowances	1,825	1,856	24.1
Tax on inter-company dividends	514	647	8.4
Difference in foreign tax rates	(147)	(4,970)	(64.5)
Other	558	(807)	(10.4)
Income tax expense	2,518	1,952	25.4

Movements in the valuation allowance for the three months ended March 31, 2022 and 2023 were as follows:

	Three months ended March 31,
	2022	2023	2023
	RUB	RUB	$
Balance at the beginning of the period	(12,482)	(14,778)	(191.7)
Charged to expenses	(1,825)	(1,856)	(24.1)
Effect of adoption of ASU 2020-06	(1,330)	—	—
Foreign currency translation adjustment	(871)	(479)	(6.2)
Other	—	(585)	(7.6)
Balance at the end of the period	(16,508)	(17,698)	(229.6)

As of December 31, 2022 and March 31, 2023, the Group included accrued interest and penalties related to unrecognized tax benefits, totalling RUB 807 and RUB 942 ($12.2), respectively as a component of other accrued liabilities in the unaudited condensed consolidated balance sheets.

As of December 31, 2022 and March 31, 2023, RUB 5,463 and RUB 5,659 ($73.4), respectively, of unrecognized tax benefits, if recognized, would affect the effective tax rate. The Group does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

9.	CONTENT ASSETS

Content assets as of December 31, 2022 and March 31, 2023 consisted of the following:

	December 31, 2022	March 31, 2023	March 31, 2023
	RUB	RUB	$
Licensed content, net
Released licensed content, net	7,503	7,608	98.7
Advances for licensed content	1,723	1,605	20.8
Produced content, net
Released, less amortization	2,427	3,428	44.5
Completed and not released	757	499	6.5
In production and in development	4,434	4,376	56.7
Сontent assets	16,844	17,516	227.2

The following table represents the amortization of content assets for the three months ended March 31, 2022 and 2023:

	Three months ended March 31,
	2022	2023	2023
	RUB	RUB	$
Licensed content	2,117	1,926	25.0
Produced content	185	454	5.9
Total amortization of content assets	2,302	2,380	30.9

During the three months ended March 31, 2023 the Group has entered into purchase commitments for streaming content with future payments, excluding value added tax, amounting to RUB 354 ($4.6) in 2023 and RUB 61 ($0.8) in 2024.

10.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

In the ordinary course of business, the Group is a party to various legal proceedings and subject to claims, certain of which relate to the alleged breach of certain contractual arrangements. The Group intends to vigorously defend any lawsuit and believes that the ultimate outcome of any pending litigation, other legal proceedings or other matters will not have any material adverse effect on the financial condition, results of operations or liquidity of the Group.

As of December 31, 2022 and March 31, 2023, the Group recorded liabilities of RUB 726 and RUB 900 ($11.7) respectively, in the accounts payable, accrued and other liabilities and other accrued liabilities lines of the unaudited condensed consolidated balance sheets for all pending legal matters that were probable and reasonably estimable.

As of December 31, 2022 and March 31, 2023, the Group was subject to various legal and regulatory matters that have arisen in the normal course of business. Related claims amounted to RUB 813 and RUB 329 ($4.3), respectively. The Group has not recognized a liability in respect of those claims because management does not believe that the Group has incurred a probable material loss by reason of any of those matters.

Environment and Current Economic Situation

The Group has principal operations in Russia, and smaller, early-stage businesses that operate internationally. Current geopolitical tensions and their impact on the Russian and global economy have created an exceptionally challenging environment for the Group’s business, team and shareholders.

These developments have adversely impacted (and may in the future materially adversely impact) the macroeconomic climate in Russia, resulting in volatility of the ruble, currency controls, materially increased interest rates and inflation and a potential contraction in consumer spending, as well as the withdrawal of foreign businesses and suppliers from the Russian market. In addition, laws or regulations may be adopted that may adversely affect the Group’s non-Russian shareholders and the value of the shares they hold in the Group. For additional details on the Group’s risk exposure, see the Annual Report on Form 20-F for the year ended December 31, 2022.

Taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Group believes it has provided adequately for all tax liabilities based on its understanding of the

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

tax legislation, the above factors may create tax risks for the Group. As of March 31, 2023, except for the unrecognized tax benefits described in Note 8, the Group accrued RUB 11,839 ($153.6) (RUB 10,913 as of December 31, 2022) for contingencies related to non-income taxes, including penalties and interest of RUB 2,772 ($36.0) and RUB 2,439 as of March 31, 2023 and December 31, 2022, respectively, as a component of other accrued liabilities in the unaudited condensed consolidated balance sheets. Additionally, the Group has identified possible contingencies related to non-income taxes, which are not accrued. Such contingencies could materialize and require the Group to pay additional amounts of tax. As of March 31, 2023, the Group estimates such contingencies related to non-income taxes, including penalties and interest, to be up to approximately RUB 33,911 ($439.9) (RUB 25,232 as of December 31, 2022).

11.	DEBT

Debt as of December 31, 2022 and March 31, 2023 consisted of the following:

	December 31, 2022	March 31, 2023	March 31, 2023
	RUB	RUB	$

Loans	50,669	70,992	921.0
Convertible debt	522	572	7.4
Total debt	51,191	71,564	928.4
Less: current portion	(21,306)	(41,681)	(540.7)
Total debt, non-current portion	29,885	29,883	387.7

Loans

In 2022, the Group funded the cash component of the repurchase of the Notes primarily by means of a fixed-rate RUB-denominated commercial loan in the amount of RUB 49,885 maturing in June 2025.

In February 2023, the Group signed a loan agreement and received the proceeds from the loan in the amount of RUB 20,000 which was fully repaid in May 2023 (Note 14).

12.	SHARE-BASED COMPENSATION

The Company has granted Share-Based Awards to employees of the Group pursuant to its 2016 Equity Incentive Plan (the “2016 Plan”).

Share-Based Compensation Expense

The following table summarizes information about recognized share-based compensation expenses:

	Three months ended March 31,
	2022	2023	2023
	RUB	RUB	$
Restricted Share Units (“RSUs”)	5,008	4,571	59.3
Synthetic Options and Business Unit Equity Awards	575	1,013	13.1
RSUs in respect of the Self-Driving Group	117	92	1.2
Share options	195	73	0.9
Performance Share Units (“PSUs”)	370	11	0.1
Other	—	40	0.6
Total share‑based compensation expenses	6,265	5,800	75.2

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Yandex N.V. Equity Incentive Plan

The following table summarizes information about non-vested share awards:

	Options		RSUs		PSUs
		Weighted		Weighted		Weighted
		Average		Average		Average
	Quantity	Grant Date	Quantity	Grant Date	Quantity	Grant Date
		Fair Value		Fair Value		Fair Value
Non-vested as of December 31, 2022	723,923	$21.94	5,725,549	$54.47	171,979	$97.51
Vested	(32,500)	27.05	(15,828)	37.50	—	—
Forfeited	—	—	(74,830)	54.24	—	—
Cancelled	—	—	(2,744,553)	51.39	—	—
Non-vested as of March 31, 2023	691,423	$21.70	2,890,338	$57.49	171,979	$97.51

In January 2023, the Company modified the terms of Yandex N.V. RSU awards and extended the program into 2023 to provide an opportunity for all holders of RSUs to exchange the portion of outstanding awards that would otherwise have vested in 2023 for cash bonuses. Equity awards in respect of an aggregate of approximately 2.7 million RSUs were exchanged. The replacement cash payments were payable in accordance with the original 2023 vesting schedules in respect of the exchanged RSUs. The exchange was accounted for as a modification of equity awards, resulting in additional share-based compensation expense of RUB 6,484 ($84.1), excluding tax effect, of which RUB 1,798 ($23.3) is recognized in the unaudited condensed consolidated statements of operations for the three months ended March 31, 2023. The accrued liability associated with the replacement cash payment in the amount of RUB 2,164 ($28.1) is included in accounts payable, accrued and other liabilities in the unaudited condensed consolidated balance sheet as of March 31, 2023.

As of March 31, 2023, there was RUB 19,333 ($250.8) of unamortized share-based compensation expense related to unvested share options, RSUs and PSUs which is expected to be recognized over a weighted average period of 2.49 years.

Synthetic Options Equity Incentive Plans and Business Unit Equity Awards

The Company granted share-based awards to the employees of several business units, comprised of a synthetic option awards in respect of the relevant business unit (“Synthetic Options”) and a linked RSU award. Synthetic Options entitle the participants to receive phantom or synthetic “shares” in the relevant business unit, which represent the participant’s right to an amount (the “Payout Amount”) based on the appreciation in value of the synthetic “shares” from the grant date to the vesting or exercise date. Such Payout Amounts are satisfied by the vesting of the linked RSU award, which are ultimately settled in the Company’s Class A shares. Generally, 25% of the Synthetic Options vest after one year, with the remaining vesting in equal amounts on the last day of each quarter over the following three years.

The Company also granted equity incentive awards under the 2016 Plan to the senior employees of certain business units, which entitle the participants to receive options to acquire redeemable depositary receipts of shares in the respective operating subsidiaries upon the satisfaction of defined vesting criteria (the “Business Unit Equity Awards”). The exercise price of the Business Unit Equity Awards is determined from time to time by the Board and the standard vesting schedule for Business Unit Equity Awards under the 2016 Plan is consistent with Share-Based Awards granted in the Company’s shares.

The following table summarizes information about non-vested share awards:

	Synthetic Options			Business Units Equity Awards
			Weighted			Weighted
			Average			Average
	Quantity		Grant Date	Quantity		Grant Date
			Fair Value			Fair Value
Non-vested as of December 31, 2022	1,167,415	RUB	4,643.0	823,968	RUB	1,651.1
Granted	26,820		3,537.1	—		—
Vested	(84,668)		4,082.0	(72,720)		1,529.4
Forfeited	(11,284)		21,668.3	—		—
Cancelled	(39,583)		11,779.4	—		—
Non-vested as of March 31, 2023	1,058,700	RUB	4,211.6	751,248	RUB	1,662.9

As of March 31, 2023, there was RUB 5,662 ($73.5) of unamortized share-based compensation expense related

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

to unvested Synthetic Options and Business Unit Equity Awards which is expected to be recognized over a weighted average period of 2.64 years.

Self-Driving Group 2021 Equity Incentive Plan

Yandex Self-Driving Group B.V., a subsidiary of the Group (“SDG”), adopted the SDG 2021 Equity Incentive Plan (the “SDG Plan”) on February 11, 2021. Under the SDG Plan, SDG may grant equity-based awards, including restricted share unit awards, in respect of SDG. RSUs awarded under the SDG Plan entitle the holder to receive a fixed number of depositary receipts (“DRs”) representing Class A shares in SDG at no cost upon the satisfaction of certain time-based vesting criteria. On February 11, 2021, the Supervisory Board of SDG approved the grant of an aggregate of 2,132,749 SDG RSUs, representing a total of approximately 6.3% of the equity of Self-Driving Group on a fully diluted basis. Generally, SDG RSUs vest over a six-year period, 17% after one year, with the remaining vesting in equal amounts on the last day of each quarter over the following five years.

The following table summarizes information about non-vested share awards:

SDG RSUs
Quantity
Non-vested as of December 31, 2022	619,623
Vested	(87,644)
Non-vested as of March 31, 2023	531,979

As of March 31, 2023, the unamortized share-based compensation expense related to SDG B.V. RSUs is expected to be recognized over a weighted average period of 1.88 years.

13.	SEGMENT INFORMATION

The Group determined its operating segments based on how the chief operating decision maker (“CODM”) manages the business, allocates resources, makes operating decisions and evaluates operating performance. The Group determined the following operating and reportable segments: Search and Portal, E-commerce, Mobility and Delivery, Plus and Entertainment Services and Classifieds. The results of the Group’s remaining operating segments, including self-driving vehicles business (“Yandex SDG”), Zen (until disposal on September 12, 2022), Yandex Cloud, Yandex Education, Devices and Alice, FinTech and number of other experiments, that do not meet quantitative or qualitative thresholds for disclosure, as well as unallocated corporate expenses, are combined into a final category defined as Other Business Units and Initiatives which is shown separately from the reportable segments and reconciling items.

Starting 2023, the Group introduced the following changes to its segments compared to those presented within the notes to the consolidated financial statements for the year ended December 31, 2022, in order to better reflect the operational structure of the businesses:

●	the Group renamed the Devices segment within Other Business Units and Initiatives category to Devices and Alice;
●	the Group transferred the following services from the Search and Portal segment to the Other Business Units and Initiatives category: Yandex 360 to Yandex Cloud, Alice voice assistance to Devices and Alice, and Yandex Pay and Yandex ID to FinTech; and
●	the Group transferred RouteQ from the Other Business Units and Initiatives category to the Delivery services business within the E-Commerce, Mobility and Delivery segment.

These changes have been applied retroactively to all periods presented.

Reportable segments derive revenues from the following services:

●	the Search and Portal segment includes Search, Geo, Weather and a number of other services offered in Russia, Belarus and Kazakhstan;
●	the E-commerce, Mobility and Delivery segment includes transactional online-to-offline (O2O) businesses, which consist of (i) the mobility businesses, including ride-hailing in Russia and other countries across CIS and EMEA, Yandex Drive, the car-sharing business for both B2C and B2B, and scooters; (ii) the E-commerce businesses in Russia and CIS, including Yandex Market, multi-category e-commerce marketplace, Yandex Lavka Russia, a hyperlocal convenience store delivery service, and the grocery delivery services of Yandex Eats and Delivery Club; and (iii) other O2O businesses,

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

including Yandex Delivery, a last- and middle-mile logistics solution for individuals, enterprises and SMB (small and medium business); Yandex Eats and Delivery Club Food Delivery, a ready-to-eat delivery service direct from restaurants; Lavka Israel, a hyperlocal convenience store delivery service; and Yandex Fuel, a contactless payment service at gas stations, as well as several smaller experiments;
●	the Plus and Entertainment Services segment includes the subscription service Yandex Plus, Yandex Music, Kinopoisk, Yandex Afisha and the production center Yandex Studio; and
●	the Classifieds segment includes Auto.ru, Yandex Realty, Yandex Rent and Yandex Travel.

Operating segments of the Group may integrate products managed by other operating segments into their services, for which they pay royalties or other types of compensation. Such compensation represents intersegment transactions, which are included in revenues of the reportable segments presented below. The Group considers it to be impracticable to separately present revenues from external customers and intersegment transactions for each reportable segment as such information is not readily available and is not presented to the CODM.

The measures of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources are presented below. Each segment’s assets and capital expenditures are not reviewed by the CODM.

	Three months ended March 31,
	2022	2023	2023
	RUB	RUB	$
Search and Portal:
Revenues	43,803	67,545	876.2
Adjusted EBITDA	19,561	34,713	450.3
E-commerce, Mobility and Delivery:
Revenues	55,194	88,475	1,147.7
Adjusted EBITDA	(8,445)	(10,799)	(140.1)
Plus and Entertainment:
Revenues	5,831	13,356	173.3
Adjusted EBITDA	(3,171)	(226)	(2.9)
Classifieds:
Revenues	2,411	4,438	57.6
Adjusted EBITDA	173	(117)	(1.5)
Other Business Units and Initiatives:
Revenues	7,805	14,186	184.0
Adjusted EBITDA	(6,947)	(11,055)	(143.4)
Total segment revenues:	115,044	188,000	2,438.8
Total segment adjusted EBITDA:	1,171	12,516	162.4
Eliminations:
Revenues	(9,034)	(24,725)	(320.7)
Adjusted EBITDA	100	278	3.6
Total:
Revenues from external customers	106,010	163,275	2,118.1
Adjusted EBITDA	1,271	12,794	166.0

The reconciliation between adjusted EBITDA and net income/(loss) before income taxes for the three months ended March, 2022 and 2023 is as follows:

	Three months ended March 31,
	2022	2023	2023
	RUB	RUB	$
Adjusted EBITDA	1,271	12,794	166.0
Less: depreciation and amortization	(7,467)	(8,287)	(107.5)
Less: share-based compensation expense	(6,265)	(2,537)	(32.9)
Less: compensation expense related to contingent consideration	27	—	-
Add: interest income	1,362	1,215	15.8
Less: interest expense	(620)	(1,173)	(15.2)
Less: loss from equity method investments	(365)	(132)	(1.7)
Add: other income, net	1,538	5,857	75.9
Net income/(loss) before income taxes	(10,519)	7,737	100.4

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

14.	SUBSEQUENT EVENTS

Loan agreement

In May 2023, the Group repaid RUB 20,000 of loan principal amount outstanding as of March 31, 2023 in accordance with terms of the loan agreement signed in February 2023 (Note 11) and received additional proceeds from the loan agreement in the amount of RUB 34,000 during April to May 2023, which will be used to finance the Group's operating activities.

Acquisition of Uber’s remaining interest in MLU B.V.

On April 21, 2023, the Company entered into an agreement with Uber NL Holdings 1 B.V. (“Uber”), a subsidiary of Uber Technologies Inc., and on the same day acquired Uber’s entire remaining interest in MLU B.V, a mobility joint venture, for consideration in cash of $702.5 (RUB 57,337 at the exchange rate as of the closing date). The acquisition will be accounted for as an equity transaction, as the Group previously controlled and consolidated MLU B.V.